SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 31, 2014

I. Date, Time and Place: January 31, 2014, at 02:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Company’s Board of Directors, Jardim Aeroporto, São Paulo, SP. II. Attendance: All the members of the Board of Directors of the Company. III. Chairmanship of the meeting: Chairman: Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To adopt resolutions on the following agenda: (i) ratification of the capital increase made in the subsidiary of the Company; and (ii)  resignation submitted by the current Vice-President Officer of the Company, Mr. Adalberto Cambauva Bogsan. VI. Resolutions: After the necessary explanations were provided, the following resolutions were approved by unanimous vote: (i) ratification of the capital increase made by the Company in GOLD, a subsidiary company, in the amount of up to R$ 2,353,900.00; and (ii)  acceptance of the resignation submitted by the current Vice-President Officer of the Company, Mr. Adalberto Cambauva Bogsan, effective as from this date. The Board of Directors took the opportunity to thank for the services provided by him to the company. VII. Temporary Closing of the Meeting and Drawing-up of the Minutes: After the floor was offered to anyone who might wish to use it, and since nobody did so, the meeting was temporarily closed for the time necessary for these minutes to be drawn-up, and upon the meeting being reopened, these minutes were read, found to be in order and signed by the attendees.

São Paulo, January 31, 2014.

Henrique Constantino Chairman	Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.